Eric J. Gervais
Partner

4801 Main Street, Suite 1000
Kansas City, MO  64112
Direct: 816.983.8362
Fax: 816.983.8080
eric.gervais@huschblackwell.com
March 28, 2012

VIA EDGAR

Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attn:  Mr. Larry L. Greene

Re:          Tortoise Energy Infrastructure Corporation (the “Fund”)
File Numbers 811-21462 & 333-165006

To the Commission:

On February 21, 2012 the Fund filed a post-effective amendment to its universal shelf registration statement on Form N-2 (“Shelf Registration Statement”).  The Fund received comments on the filing from Larry L. Greene of staff the Securities and Exchange Commission (the “Commission”).  The following sets forth the comments of the Commission staff and the Fund’s response to those comments.  The Fund has simultaneously filed another post-effective amendment to the Shelf Registration Statement to respond to the comments.  The text of each comment has been included in this letter for your reference, and the Fund’s response is presented below each comment.

General

1.           Comment:  Please remove “nor any state securities commission” from the phrase “[n]either the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete” appearing on the front cover of the prospectus.

Response:  The disclosure has been revised as requested.

2.           Comment:  Please revise the paragraph appearing under the table of contents to delete the last two sentences or to convey that the Fund will include any material changes in a prospectus supplement.

Response:  The disclosure has been revised as requested.

3.           Comment:  Please revise the Summary of Company Expenses table to more clearly articulate the differences between the line items “Current Income Tax Expense” and “Deferred Income Tax Expense.”

 Husch Blackwell LLP

Response:  The disclosure has been revised as requested.

4.           Comment:  We note that disclosure indicating that a relatively high portion of the Fund’s distributions may be treated as return of capital has been removed from the Prospectus.  Please confirm that this deletion was appropriate and that the Fund no longer believes that a relatively high portion of its distributions may be treated as return of capital.

Response:  The Fund hereby confirms that the deletion was appropriate and that it expects the majority of its distributions to be treated as qualified dividend income.

*           *           *           *           *

Please contact the undersigned at (816) 983-8362 or Steve Carman at (816) 983-8153 with any questions.  The Company intends to file an acceleration request, including Tandy language, seeking to be declared effective during the week of March 26, 2012.

Sincerely,

/s/ Eric J. Gervais

Eric J. Gervais